PRIMERO MINING CORP.

2013 PHANTOM SHARE UNIT PLAN

Dated April 18, 2016

PART 1

GENERAL PROVISIONS

Establishment and Purpose

1.1          The Company hereby establishes a phantom share unit plan known as the “2013 Phantom Share Unit Plan”.

1.2           This Plan is intended to promote a greater alignment of interests between the shareholders of the Company and selected Eligible Persons by providing an opportunity to participate in increases in the value of the Company.

Definitions

1.3           In this Plan:

(a)     All Equity Plans Limit means the aggregate number of Shares that may be reserved for issuance pursuant to the settlement of Phantom Share Units issued pursuant to this Plan together with the aggregate number of Shares then reserved for issuance pursuant to any other Share Based Compensation Arrangement;

(b)     Applicable Withholding Tax has the meaning set forth in §3.11;

(c)     Award Payout means the applicable cash payment, Share issuance or combination of cash payment and Share issuance in respect of a vested Phantom Share Unit pursuant and subject to the terms and conditions of this Plan;

(d)     Board means the Board of Directors of the Company or any independent committee thereof duly empowered or authorized to grant Phantom Share Units under this Plan;

(e)     Cause in respect of any individual Recipient shall have the meaning ascribed to such term in the Recipient’s employment agreement with the Company or an Affiliate, as applicable, and otherwise means any act or omission of the Recipient that would in law permit the Company to, without notice or payment instead of notice, terminate the employment, service or role of the Recipient;

(f)     Change of Control in respect of any Recipient, has the meaning ascribed to such term (in a relevant context) in the Recipient’s then existing employment agreement with the Company or an Affiliate, as applicable, or, if no meaning is so ascribed, means the occurrence of any of the following events:

(i)

the acquisition or continuing ownership by any person or any persons acting jointly or in concert with that person (collectively, the “Acquirors”) of shares of the Company or an Affiliate, or securities convertible into, exchangeable for or representing the right to acquire shares of the Company or an affiliate (within the meaning ascribed to such term under the Securities Act (Ontario)) of the Company holding all or substantially all of the direct and indirect assets of the Company (an “Affiliate”), such that the Acquirors beneficially own or exercise control or direction, directly or indirectly, over greater than thirty percent (30%) of the votes attached to all shares in the capital of the Company or an Affiliate;

(ii)

the consummation of an amalgamation, arrangement, merger, share exchange or consolidation of the Company, or an Affiliate, with or into another entity or any other corporate reorganization if more than thirty percent (30%) of the combined votes attaching to all shares in the capital of the continuing or surviving entity’s securities outstanding immediately after such amalgamation, arrangement, merger, share exchange, consolidation or reorganization are, directly or indirectly, owned by persons who were not shareholders of the Company immediately prior to such amalgamation, arrangement, merger, share exchange, consolidation or reorganization; or

(iii)	the consummation of a direct or indirect sale, transfer or disposition by the Company of all or substantially all of the assets held directly or indirectly by the Company or an Affiliate;

(g)     Company means Primero Mining Corp., and includes any successor company thereto;

(h)     Early Vesting Date has the meaning set forth in §3.9;

(i)     Eligible Person means any person who is an Employee, an Officer or a Non-Employee Director

(j)     Employee means:

(i)     an individual who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source);

(ii)     an individual who works full-time for the Company or an Affiliate providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii)     an individual who works for the Company or an Affiliate on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source, and includes an Officer;

(k)     Expiry Date means December 31 of the calendar year in which the Vesting Date occurs provided that such Expiry Date is in no event later than December 31 of the third calendar year following the year in which the services giving rise to the award were rendered;

(l)     Fair Market Value means, as at a particular date:

(i)     if the Shares are listed on the TSX, the volume weighted average price per Share traded on the TSX over the last five trading days preceding that date,

(ii)     if the Shares are not listed on the TSX but are listed on another public exchange, the volume weighted average price per Share traded on such other public exchange over the last five trading days preceding that date (and if listed on more than one exchange, then using the exchange on which a majority of the Shares are traded), or

(iii)    if the Shares are not listed on any public exchange, the value per Share established by the Board based on its determination of the fair value of a Share;

(m)     Good Reason means in respect of any individual Recipient shall have the meaning ascribed to such term in any Recipient’s employment agreement with the Company or an Affiliate, as applicable, and otherwise

(i)     a substantial diminution in the Recipient’s authorities, duties, responsibilities, status (including officers, titles, and reporting requirements) from those in effect immediately prior to a Change of Control;

(ii)     the Company requires the Recipient to be based at a location in excess of one hundred (100) kilometers from the location of the Recipient’s principal job location or office immediately prior to a Change of Control, except for required travel on Company business to an extent substantially consistent with the Recipient’s business obligations immediately prior to a Change of Control;

(iii)    a reduction in the Recipient’s base salary, or a substantial reduction in the Recipient’s target compensation under any incentive compensation plan, as in effect as of the date of a Change of Control;

(iv)     the failure to increase the Recipient’s base salary in a manner consistent (both as to frequency and percentage increase) with practices in effect immediately prior to the Change of Control or with practices implemented subsequent to the Change of Control with respect to similarly positioned employees; or

(v)     the failure of the Company to continue in effect the Recipient’s participation in the Company’s Share Based Compensation Arrangements and any employee benefit and retirement plans, policies or practices, at a level substantially similar or superior to and on a basis consistent with the relative levels of participation of other similarly-positioned employees, as existed immediately prior to a Change of Control;

(n)     Grant Date means the date of grant of any Phantom Share Unit;

(o)     Insider means an insider as defined in the TSX Company Manual;

(p)     Non-Employee Director means a member of the Board who is not an Officer or otherwise an Employee;

(q)     Officer means an individual who is an officer of the Company or of a Related Entity, as the case may be;

(r)     Phantom Share Unit means a right granted under this Plan to receive the Award Payout on the terms contained in this Plan as more particularly described in §3.1;

(s)     Phantom Share Unit Plan Limit means the aggregate number of Shares that may be reserved for issuance pursuant to the settlement of Phantom Share Units issued pursuant to this Plan;

(t)     Plan means this 2013 Phantom Share Unit Plan, as amended from time to time;

(u)     Recipient means an Eligible Person who has been granted Phantom Share Units from time to time under this Plan;

(v)     Related Entity means a person that is controlled by the Company. For the purposes of this Plan, a person (first person) is considered to control another person (second person) if the first person, directly or indirectly, has the power to direct the management and policies of the second person by virtue of:

(i)     ownership of or direction over voting securities in the second person,

(ii)     a written agreement or indenture,

(iii)    being the general partner or controlling the general partner of the second person, or

(iv)     being a trustee of the second person;

(w)     Retirement means, with respect to a Recipient that is not a Non-Employee Director, the early or normal retirement of the Recipient within the meaning of the pension plan of the Company for salaried Employees, whether or not such Recipient is a member of that pension plan, or, if the Company does not have such a plan, the date on which the Recipient reaches age 65 and with respect to a Recipient who is a Non-Employee Director, the date such individual ceases to be a director of the Company;

(x)     Share means a common share in the capital of the Company;

(y)     Share Based Compensation Arrangement means any stock option, stock option plan, employee share purchase plan or any other compensation or incentive mechanism of the Company involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise, including without limitation this Plan;

(z)     Total Disability means, with respect to a Recipient, that, solely because of disease or injury, within the meaning of the long term disability plan of the Company, the Recipient is deemed by a qualified physician selected by the Company to be unable to work at any occupation which the Recipient is reasonably qualified to perform;

(aa)     TSX means the Toronto Stock Exchange;

(bb)     Vesting Date means, with respect to a Phantom Share Unit, the date set by the Board as the date on which a grant of Phantom Share Units shall vest, and if no date is set by the Board, then the third anniversary of the Grant Date of such Phantom Share Unit, and (i) if such date falls within a blackout period, then such date be extended by five trading days after the date that the blackout period is lifted, or (ii) if such date falls within five trading days immediately after the day that a blackout period is lifted, then such date be extended so that there are five trading days immediately after the day that the blackout period is lifted; and

(cc)     Vesting Date Value means, for any particular Phantom Share Unit, the value of such Phantom Share Unit, as at the applicable Vesting Date or other date, as applicable, which shall be equal to the Fair Market Value of one Share as determined at such date.

Administration

1.4          The Board will, in its sole and absolute discretion, but taking into account relevant corporate, securities and tax laws:

(a)     interpret and administer this Plan,

(b)     establish, amend and rescind any rules and regulations relating to this Plan, and

(c)     make any other determinations that the Board deems necessary or appropriate for the administration of this Plan.

1.5          The Board may correct any defect or any omission or reconcile any inconsistency in this Plan in the manner and to the extent the Board deems, in its sole and absolute discretion, necessary or appropriate. Any decision of the Board in the interpretation and administration of this Plan will be final, conclusive and binding on all parties concerned. All expenses of administration of this Plan will be borne by the Company.

Administration of Plan

1.6          The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder.

1.7          Without limiting the generality of the foregoing §1.6, but subject to the provisions of this Plan, the Board has the power to:

(a)     determine the Eligible Persons to whom Phantom Share Units are to be granted, to grant such Phantom Share Units, and, subject to the other terms of this Plan, to determine any terms and conditions, limitations and restrictions in respect of any particular Phantom Share Unit grant;

(b)     allot Common Shares for issuance in connection with the exercise of Phantom Share Units; and

(c)     delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such a period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do.

Incorporation of Terms of Plan

1.8          Subject to specific variations approved by the Board, all terms and conditions set out herein will be incorporated into and form part of each Phantom Share Unit granted under this Plan.

Effective Date

1.9          This Plan is effective on March 28, 2013. The Board may, in its discretion, at any time, and from time to time, issue Phantom Share Units to Eligible Persons as it determines appropriate under this Plan. However, any issued Phantom Share Units may not be paid out in Shares in any event until receipt of the necessary approvals from shareholders of the Company, the TSX, and any other relevant regulatory body.

Maximum Plan Shares

1.10          The Phantom Share Unit Plan Limit will not exceed 9% of the outstanding Shares at such time on a non-diluted basis and the All Equity Plans Limit will not exceed 10% of the outstanding Shares at such time on a non-diluted basis. For greater certainty, if Phantom Share Units are redeemed for cash, Shares or a combination of cash and Shares or are surrendered, terminated or expire without being redeemed, the Shares reserved for issuance pursuant to such Phantom Share Units will be available for new Phantom Share Units granted under this Plan and any other Share Based Compensation Arrangement.

1.11          Notwithstanding anything in this Plan:

(a)     the total number of Shares issuable to Insiders, at any time, pursuant to the settlement of Phantom Share Units granted under this Plan will not exceed the Phantom Share Unit Plan Limit, or when combined with all other Share Based Compensation Arrangements then in place, will not exceed the All Equity Plans Limit, in each case as provided in §1.10; and

(b)     the total number of Shares issued to Insiders, during any one year period, pursuant to the settlement of Phantom Share Units granted under this Plan, will not exceed the Phantom Share Unit Plan Limit, or when combined with all other Share Based Compensation Arrangements then in place, will not exceed the All Equity Plans Limit, in each case as provided in §1.10.

1.12          Where the Company is precluded by §1.11 from issuing Shares to a Recipient, the Company will pay to the relevant Recipient a cash Award Payout as provided for in §3.1(a) .

1.13          Any Phantom Share Unit granted to an Eligible Person pursuant to this Plan, or securities issued under any other Share Based Compensation Arrangement, prior to the Eligible Person becoming an Insider will be excluded for the purposes of the limits set out in §1.11(a) and §1.11(b) above.

1.14          Despite the foregoing and for greater certainty, Phantom Share Units held by Non-Employee Directors of the Company will at all times be limited to no more than 1% of the Shares issued and outstanding from time to time (calculated on a non-diluted basis) and the total annual grant to any one Non-Employee Director under all Share Based Compensation Arrangements cannot exceed a grant value of $150,000 in total equity, which may include no more than $100,000 of stock options.

PART 2

AWARDS UNDER THIS PLAN

Recipients

2.1          Only Eligible Persons are eligible to participate in this Plan and receive one or more Phantom Share Units. Phantom Share Units that may be granted hereunder to a particular Eligible Person in a calendar year will (subject to any applicable terms and conditions) represent a right to a bonus or similar award to be received for services rendered by such Eligible Person to the Company or a Related Entity, as the case may be, in the Company’s or the Related Entity’s fiscal year ending in, or coincident with, such calendar year, as determined by the Board in its discretion.

Grant and Vesting

2.2          The Board may, in its discretion, at any time, and from time to time, grant Phantom Share Units to Eligible Persons as it determines is appropriate. Except as provided in this Plan, Phantom Share Units issued under this Plan will vest on the Vesting Date and payment will be made in accordance with §3.1.

2.3          Subject to the terms of this Plan and, in particular, §3.9, the Board may, in its discretion, determine other terms or conditions including, without limitation, vesting conditions based on performance milestones or anniversary dates, if any, of any Phantom Share Units; provided, however, that:

(a)     no Phantom Share Unit will vest until the Vesting Date or the Early Vesting Date, as applicable; and

(b)     no Phantom Share Unit will remain outstanding for any period which exceeds the Expiry Date of such Phantom Share Unit.

Account

2.4          Phantom Share Units issued pursuant to this Plan (including fractional Phantom Share Units, computed to three decimal points) will be credited to a notional account maintained for each Recipient by the Company for the purposes of facilitating the determination of amounts that may become payable hereunder. A written confirmation of the balance in each Recipient’s account will be sent by the Company to the Recipient upon request of the Recipient.

Dividend Equivalents

2.5          On any date on which a dividend is paid on Shares, a Recipient’s account will be credited with the number of Phantom Share Units (including fractional Phantom Share Units, computed to three decimal points) calculated by

(a)     multiplying the amount of the dividend per Share by the aggregate number of Phantom Share Units that were credited to the Eligible Person’s account as of the record date for payment of the dividend, and

(b)     dividing the amount obtained in §2.5(a) by the Fair Market Value on the date on which the dividend is paid.

Adjustments and Reorganizations

2.6          In the event of any dividend paid in shares, share subdivision or consolidation, business combination or exchange of shares, merger, spin-off or other distribution of Company assets to shareholders, or any other change in the capital of the Company affecting Shares, the Board, in its sole and absolute discretion, will make, with respect to the number of Phantom Share Units outstanding under this Plan, any proportionate adjustments as it considers appropriate to reflect that change.

Notice and Acknowledgement

2.7           No certificates will be issued with respect to the Phantom Share Units issued under this Plan. Each Eligible Person will, prior to being granted any Phantom Share Units, deliver to the Company a signed acknowledgement substantially in the form of Schedule “A” to this Plan.

PART 3

PAYMENTS UNDER THIS PLAN

Settlement of Phantom Share Units

3.1          Subject to the terms of this Plan and, in particular, §3.9, each vested Phantom Share Unit issued under this Plan and credited to the account of a Recipient will be settled by the Company paying or issuing to such Recipient (net of any Applicable Withholding Tax), on or subsequent to the applicable Vesting Date of such Phantom Share Unit (but in any event no later than the Expiry Date), at the election of the Company, in its sole discretion, an Award Payout of either:

(a)     a cash amount equal to the Vesting Date Value as at the Vesting Date of such Phantom Share Unit; or

(b)     provided the approvals set out in §1.9 are obtained,

(i)     one Share for each whole Phantom Share Unit; or

(ii)     a combination of cash and Shares having an aggregate value equal to the Vesting Date Value.

3.2          If Shares are issued under §3.1(b), no fractional Shares will be issued. Where a Recipient would be entitled to receive a fractional Share in respect of any fractional Phantom Share Unit, the Company will pay to such Recipient, in lieu of such fractional Share, cash equal to the Vesting Date Value as at the Vesting Date of such fractional Share. Each Share issued by the Company pursuant to this Plan will be issued as fully paid and non-assessable.

3.3          Where the Company is precluded by §1.9 from issuing Shares to a Recipient, the Company will pay the Award Payout for such Phantom Share Unit in cash as provided for in §3.1(a) .

3.4          Following the receipt of the payment referenced in §3.1, the Phantom Share Units so settled shall be of no value whatsoever and shall be struck from the Recipient’s notional account.

On Election to Issue Shares

3.5          If the Company elects to issue Shares to the Recipient pursuant to §3.1(b), then unless the Recipient notifies the Company in writing at least 10 business days before the relevant Vesting Date, the Company will register the Shares in the name and address as set out in the signed acknowledgement substantially in the form of Schedule “A” to this Plan or otherwise with the name and address last kept by the Company.

Consultants and Advisors

3.6          The Board may engage such consultants and advisors as it considers appropriate, including compensation or human resources consultants or advisors, to provide advice and assistance in determining the amounts to be paid under this Plan and other amounts and values to be determined hereunder or in respect of this Plan including, without limitation, those related to a particular Fair Market Value.

Cancellation on Termination or Resignation

3.7          Subject to §3.8 and §3.9, and other than in the case of Non-Employee Directors, as applicable, unless the Board determines otherwise, in its sole discretion, all unvested Phantom Share Units held by any Recipient and all rights in respect thereof will be automatically cancelled, without further act or formality and without compensation, immediately where:

(a)     the Recipient’s employment is terminated or the Recipient is removed from service by the Company or a Related Entity for Cause; or

(b)     the Recipient resigns from his or her employment with the Company.

Retirement

3.8          Unless the Board determines otherwise, in its sole discretion, unvested Phantom Share Units held by persons who are no longer Eligible Persons as a result of Retirement, will not be cancelled but will remain outstanding and vest in accordance with the terms of this Plan as if such person was an Eligible Person, including as provided for under §3.9(a) .

Total Disability, Death and Termination without Cause or on Change of Control

3.9          Notwithstanding anything else in this Plan and subject to the terms of a Recipient’s employment agreement, as applicable, all unvested Phantom Share Units held by any Recipient will automatically vest, without further act or formality, immediately in the event that the Recipient ceases to be an Eligible Person as a result of:

(a)     the death or Total Disability of that Recipient;

(b)     the termination of employment or removal from service of that Recipient by the Company or a Related Entity without Cause; or

(c)     a Recipient’s service or employment with the Company (or the continuing entity) being terminated without Cause, or the Recipient’s resignation from his or her employment for Good Reason, within 12 months of a Change of Control.

The date on which any of the foregoing events in §3.9 occurs is referred to herein as the “Early Vesting Date”.

Settlement on Total Disability, Death and Termination without Cause or on Change of Control

3.10          If an Early Vesting Date occurs in respect of any Recipient, the Company will settle all Phantom Share Units issued under this Plan and credited to the account of such Recipient by paying to such Recipient no later than 10 days after the Early Vesting Date, an Award Payout in an amount equal to the Vesting Date Value as at the Early Vesting Date multiplied by the aggregate number of Phantom Share Units credited to the account of the applicable Recipient (net of any Applicable Withholding Tax). Payments in respect of Phantom Share Units credited to the accounts of Recipients who are deceased will be made to or for the benefit of the legal representative of such person in accordance with §3.1.

Tax Matters and Applicable Withholding Tax

3.11           The Company does not assume any responsibility for or in respect of the tax consequences of the award of or receipt by Recipients of Phantom Share Units, or cash payments or Shares received by Recipients pursuant to this Plan. The Company or relevant Related Entity, as applicable, is authorized to deduct such taxes and other amounts as it determines (in its discretion) should be withheld (“Applicable Withholding Tax”), in such manner as it determines so as to ensure that it or relevant Related Entity will be able to comply with the applicable provisions of any federal, provincial, foreign, state or local law relating to the withholding or remittance of tax or other required deductions or remittances. The Company or relevant Related Entity, as applicable, may require Recipients, as a condition of receiving amounts to be paid to them under this Plan, to deliver undertakings to, or indemnities in favour of, the Company or Related Entity, as applicable, respecting the payment by such Recipients of applicable income or other taxes. Without restricting the generality of the foregoing, for the payment of Applicable Withholding Tax in respect of Shares received by Recipients pursuant to this Plan, the Company or relevant Related Entity may require Recipients to deliver cash or a certified cheque payable to the Company for the amount of Applicable Withholding Tax on such terms and conditions as the Company may determine (by notice to the Recipient in any format). Notwithstanding anything else contained in this Plan, the Company may from time to time, implement all such other procedures and conditions as it determines appropriate with respect to the payment, funding or withholding of the Applicable Withholding Tax, including but not limited to the selling of Shares otherwise receivable by Recipients pursuant to this Plan on such terms and conditions as the Company may determine.

PART 4

MISCELLANEOUS

Compliance with Applicable Laws

4.1          The issuance by the Company of any Phantom Share Units and its obligation to make any Award Payout hereunder is subject to compliance with all applicable laws. As a condition of participating in this Plan, each Recipient agrees to comply with all such applicable laws and agrees to furnish to the Company all information and undertakings as may be required to permit compliance with such applicable laws. The Company will have no obligation under this Plan, or otherwise, to grant any Phantom Share Unit or make any Award Payout under this Plan in violation of any applicable laws.

Non-Transferability

4.2          Phantom Share Units and all other rights, benefits or interests in this Plan are non-transferable and may not be pledged or assigned or encumbered in any way and are not subject to attachment or garnishment, except that if a Recipient dies, the legal representatives of the Recipient will be entitled to receive the amount of any payment otherwise payable to the Recipient hereunder in accordance with the provisions hereof.

No Right to Service

4.3          Neither participation in this Plan nor any action under this Plan will be construed to give any Eligible Person or Recipient a right to be retained in the service or to continue in the employment of the Company or any Related Entity, or affect in any way the right of the Company or any Related Entity to terminate his or her employment at any time.

Applicable Trading Policies

4.4          All actions taken and decisions made by the Board or the Recipient pursuant to this Plan shall be subject to all applicable securities laws, stock exchange rules and policies of the Company relating to insider trading or blackout periods.

Plan Amendment

4.5          Subject to §4.6, the Board may, at any time and from time to time, amend, suspend, terminate or discontinue the Plan or a Phantom Share Unit, or revoke or alter any action taken pursuant to the Plan or a Phantom Share Unit, except that no amendment, suspension, termination or discontinuance of the Plan will adversely alter or impair any Phantom Share Unit without the written consent of the applicable Recipient and is subject to those provisions of applicable law (including, without limitation, the TSX Policies), if any, that require the approval of shareholders or any governmental or regulative body. Without limiting the generality of the foregoing, the Board may, without shareholder approval:

(a)

amend the definition of “Eligible Person” or the eligibility requirements for participating in this Plan where such amendment would not have the potential of broadening or increasing Insider participation;

(b)	amend the manner in which Eligible Persons may elect to participate in this Plan;

(c)	amend the provisions of this Plan relating to the settlement of Phantom Share Units and the dates for settlement of the same;

(d)	make any amendment which is intended to ensure compliance with applicable laws and the requirements of the TSX;

(e)	make any amendment which is intended to provide additional protection to shareholders of the Company (as determined at the discretion of the Board);

(f)

make any amendment of a “housekeeping” nature including, without limiting the generality of the foregoing ,any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan; and

(g)	make any amendment which is intended to facilitate the administration of this Plan.

4.6           Notwithstanding §4.5, the Board may not, without the approval of the holders of a majority of the issued and outstanding equity securities of the Company present and voting in person or by proxy at a meeting of holders of such securities, amend this Plan to:

(a)     make any amendment that will increase the Vesting Date Value or increase the number of Shares that the Company will issue to a Recipient under §3.1(b);

(b)     extend the Expiry Date of any Phantom Share Unit issued under this Plan;

(c)     make any amendment to remove or to exceed the insider participation limits under §1.11;

(d)     make any amendments that will increase the number or value of Shares that the Company may issue to a Non-Employee Director pursuant to §1.14 or any other amendment that may permit Non-Employee Directors to participate in this Plan on an unlimited or discretionary basis;

(e)     increase the maximum number of Shares issuable for Phantom Share Units under this Plan; or

(f)     make any amendment to this §4.6.

Plan Termination

4.7          The Board may terminate this Plan at any time, but no termination will, without the consent of the Recipient or unless required by law, adversely affect the rights of a Recipient with respect to Phantom Share Units to which the Recipient is then entitled under this Plan. In no event will a termination of this Plan accelerate the vesting of Phantom Share Units or the time at which a Recipient would otherwise be entitled to receive any payment in respect of Phantom Share Units hereunder.

Governing Law

4.8          This Plan and all matters to which reference is made in this Plan will be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein.

Reorganization of the Company

4.9          The existence of this Plan or Phantom Share Units will not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, or to create or issue any bonds, debentures, Shares or other securities of the Company or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company, or any amalgamation, combination, merger or consolidation involving the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

No Shareholder Rights

4.10          Phantom Share Units are not considered to be Shares or securities of the Company, and a Recipient who is issued Phantom Share Units will not, as such, be entitled to receive notice of or to attend any shareholders’ meeting of the Company, nor entitled to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Company, and will not be considered the owner of Shares by virtue of such issuance of Phantom Share Units.

No Other Benefit

4.11          No amount will be paid to, or in respect of, a Recipient under this Plan to compensate for a downward fluctuation in the Fair Market Value or price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Recipient for such purpose.

Unfunded Plan

4.12          For greater certainty, this Plan will be an unfunded plan, including for tax purposes and for purposes of the Employee Retirement Income Security Act (United States). Any Recipient to which Phantom Share Units are credited to his or her account or holding Phantom Share Units or related accruals under this Plan will have the status of a general unsecured creditor of the Company with respect to any relevant rights that may arise thereunder.

SCHEDULE “A”

PRIMERO MINING CORP.

PHANTOM SHARE UNIT PLAN

Primero Mining Corp. (the “Company”) hereby confirms the payment of a bonus for services rendered in the current year by way of a grant to the undersigned recipient of Phantom Share Units (“Units”) described in the table below pursuant to the Company’s 2013 Phantom Share Unit Plan (the “Plan”), a copy of which Plan has been provided to the undersigned recipient.

No. of Units	Vesting Date	Expiry Date

Unless otherwise notified in writing by the undersigned recipient by at least 10 business days before the relevant Vesting Date, any Company shares that the Company elects to issue to the undersigned recipient pursuant to §3.1(b) or §3.1(b)(ii) of the Plan will be registered in the name and at address as set out below for the recipient.

DATED ____________________, 20____.

PRIMERO MINING CORP.

Per:
Authorized Signatory

The undersigned hereby accepts such grant, acknowledges being a Recipient under the Plan, agrees to be bound by the provisions thereof and agrees that the Plan will be effective as an agreement between the Company and the undersigned with respect to the Units granted or otherwise issued to it.

DATED ____________________, 20____.

Witness’ Signature	Recipient’s Signature

Name of Witness	Name of Recipient

Address of Witness	Address of Recipient

Occupation of Witness